October 15, 2010

Luke M. Beshar
Senior Vice President and Chief Financial Officer
NPS Pharmaceuticals, Inc.
550 Hills Drive, 3rd Floor
Bedminster, NJ 07921

Re: NPS Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 11, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 9, 2010
File Number: 000-23272

Dear Mr. Beshar:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director